Exhibit 10(d)

Annual Performance Incentive Plan (APIP)

Under APIP, executive officers of the Company are eligible to receive performance-related cash payments. Payments are, in general, only made if annual performance objectives established by the Compensation Committee (“Committee”) are met.

The Committee approved an annual incentive target and maximum opportunity for 2003, expressed as a percentage of base salary, for each participating officer.

The Committee also established overall threshold, target and maximum measures of performance for the 2003 APIP. The performance measures and weightings for 2003 were revenue (30%), earnings per share (40%), cash flow from operations (15%) and accounts receivable (15%). Additional goals were also established for each officer that included business-unit specific and/or individual performance goals and objectives, including new product launches and executing business turnarounds. The weightings associated with these business-unit specific or individual performance goals and objectives vary. In addition, the Committee approved a supplemental award opportunity equal to 100% of the APIP target bonus amount for select officers and other senior managers who have direct revenue generating responsibilities. The supplemental award was to be paid only if stretch revenue goals were exceeded and operating profit margin targets were maintained. One officer received a supplemental award as described above because of the stellar revenue growth delivered by his unit.

For 2003, the performance against the APIP goals was as follows: Revenue performance was below threshold, earnings per share performance was above target, cash flow from operations significantly exceeded target and accounts receivable performance exceeded target. Accordingly, the Committee approved APIP awards for 2003 to participating officers that on average were approximately 132% of target levels. Some individuals received higher or lower bonuses based on their individual and unit performance.